UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2025

(Commission File No. 1 - 13522)

CHINA YUCHAI INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Singapore, Singapore – October 20, 2025 – China Yuchai International Limited (NYSE: CYD) (the “Company”) is reporting that Wu Qiwei, a Director of the Company and a Director and the President of Guangxi Yuchai Machinery Company Limited (“Yuchai”), a main operating subsidiary of the Company, and Qin Xiaohong, the former Chief Accountant of Yuchai have been detained by authorities in the People’s Republic of China. As of the date of this report, the reasons for these actions and any charges against these individuals have not been verified.

The business and affairs of Yuchai continue to be led by Li Hanyang, the Chairman of Yuchai’s Board of Directors, and daily business operations are continuing uninterrupted and in the ordinary course. Chen Hai, a Vice President of Yuchai, is assisting to carry out the role of President of Yuchai in Mr. Wu’s absence.

About China Yuchai International

China Yuchai International Limited, through its subsidiary Guangxi Yuchai Machinery Company Limited ("Yuchai"), is one of the leading powertrain solution providers in China. Yuchai specializes in the design, manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. Yuchai offers a comprehensive portfolio of powertrain solutions, including but not limited to diesel, natural gas, and new energy products such as pure electric, range extenders, and hybrid and fuel cell systems. Through its extensive network of regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs and distributors while providing after-sales services across China and globally. Founded in 1951, Yuchai has established a reputable brand name, built a strong research and development team, and achieved a significant market share in China. Known for its high-quality products and reliable after-sales support, Yuchai has also expanded its footprint into overseas markets. In 2024, Yuchai sold 356,586 engines, further solidifying its position as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

China Yuchai International Limited
(Registrant)

By:	/s/ Weng Ming Hoh
Name:	Weng Ming Hoh
Title:	President and Director

Date: October 20, 2025